Exhibit 99.1

- Convenience translation – only the German version is legally binding -

MFE-MEDIAFOREUROPE N.V.

Amsterdam, Netherlands

Announcement pursuant to Section 23 Para. 1 Sentence 1 No. 1 of the
German Securities Acquisition and Takeover Act
(Wertpapiererwerbs- und Übernahmegesetz – "WpÜG")

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

On 8 May 2025, MFE-MEDIAFOREUROPE N.V. ("Bidder"), Viale Europa 46, 20093 Cologno Monzese, Italy, published the offer document ("Offer Document") for its voluntary public takeover offer ("Takeover Offer") to the shareholders of ProSiebenSat.1 Media SE ("ProSieben"), Unterföhring, Germany, for the acquisition of their registered no-par value shares of ProSieben, each representing a pro rata amount of the share capital of EUR 1.00 per share (ISIN: DE000PSM7770) ("P7 Shares") against payment of a cash amount of EUR 4.48 and granting of 0.4 ordinary shares A in the Bidder per P7 Share. The Bidder has increased the consideration by 0.9 ordinary shares A in the Bidder to (unchanged) EUR 4.48 in cash and 1.3 ordinary shares A in the Bidder per P7 Share through the amendment of the Takeover Offer within the meaning of section 21 WpÜG published on 28 July 2025 ("Offer Amendment"). The period for the acceptance of this Takeover Offer was extended in accordance with the statutory provisions of the WpÜG due to publication of the offer document for a competing public purchase offer in the form of a partial offer by PPF IM LTD, Nicosia, Cyprus, and will now end on 13 August 2025, 24:00 hours (Frankfurt am Main local time), unless it is further extended in accordance with the statutory provisions of the WpÜG.

1.	As of 7 August 2025, 14:00 hours (Frankfurt am Main local time) ("Reference Date"), the Takeover Offer has been accepted for a total of 2,593,555 P7 Shares. This is equivalent to approx. 1.11% of the share capital of and, based on publicly available information, approx. 1.11% of the voting rights in ProSieben existing on the Reference Date.

2.	As of the Reference Date, the Bidder directly held 77,607,953 P7 Shares. This is equivalent to approx. 33.31% of the share capital of and, based on publicly available information, approx. 33.34% of the voting rights in ProSieben existing on the Reference Date. The voting rights attached to these P7 Shares are attributed to the Bidder-Controlling Shareholders (as defined in section 6.2 of the Offer Document) pursuant to section 30 para. 1 sentence 1 no. 1, sentence 3 WpÜG.

3.	Beyond this, neither the Bidder nor any person acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG nor their respective subsidiaries directly held P7 Shares or voting rights to be notified pursuant to sections 38, 39 WpHG with respect to ProSieben as of the Reference Date. Beyond this, as of the Reference Date, no voting rights in ProSieben were attributable pursuant to section 30 WpÜG to the Bidder, persons acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG or their respective subsidiaries.

As of the Reference Date, the total number of P7 Shares for which the Takeover Offer has been accepted plus the total number of P7 Shares directly held by the Bidder or a person acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG including P7 Shares for which the Bidder or a person acting jointly with the Bidder has entered into agreements to acquire such P7 Shares amounts to 80,201,508 P7 Shares. This is equivalent to approx. 34.42% of the share capital of and, based on publicly available information, approx. 34.45% of the voting rights in ProSieben existing on the Reference Date.

Cologno Monzese, Italy, 7 August 2025

MFE-MEDIAFOREUROPE N.V.

Important Notice:

This announcement is made pursuant to section 23 para. 1 sentence 1 no. 1 WpÜG and constitutes neither an offer to purchase nor a solicitation of an offer to sell P7 Shares. The final terms of the Takeover Offer as well as other provisions relating to the Takeover Offer are set out solely in the Offer Document as approved by the German Federal Financial Supervisory Authority for publication and the Offer Amendment. Investors and holders of P7 Shares are strongly advised to read the Offer Document as well as the Offer Amendment and all other documents relating to the Takeover Offer, as they contain important information.

The Takeover Offer will be implemented exclusively on the basis of the applicable provisions of German law, in particular the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - WpÜG), and certain securities law provisions of the United States of America relating to cross-border takeover offers. The Takeover Offer is not conducted in accordance with the legal requirements of jurisdictions other than the Federal Republic of Germany or the United States of America (as and to the extent applicable). Accordingly, no notices, filings, approvals or authorizations for the Takeover Offer have been filed, caused to be filed or granted outside the Federal Republic of Germany or the United States of America (as and to the extent applicable). Investors and holders of P7 Shares cannot rely on being protected by the investor protection laws of any jurisdiction other than the Federal Republic of Germany or the United States of America (as and to the extent applicable). Subject to the exceptions described in the Offer Document and the Offer Amendment and, where applicable, any exemptions to be granted by the respective regulatory authorities, no takeover offer is made, directly or indirectly, in those jurisdictions in which this would constitute a violation of applicable law. This announcement may not be released or otherwise distributed in whole or in part, in any jurisdiction in which the Takeover Offer would be prohibited by applicable law.

The Bidder reserves the right, to the extent permitted by law, to directly or indirectly acquire additional P7 Shares outside the Takeover Offer on or off the stock exchange, provided that such acquisitions or arrangements to acquire will comply with the applicable German statutory provisions, in particular the WpÜG, and Rule 14e-5 of the Securities Exchange Act of 1934 ("Exchange Act"), and the Offer Price is increased in accordance with the WpÜG, to match any consideration paid outside of the Offer if higher than the Offer Price. Shareholders should be aware that the Bidder may purchase securities, for example, in open market or privately negotiated purchases. If such acquisitions take place, information on such acquisitions, including the number of P7 Shares acquired or to be acquired and the consideration paid or agreed, will be published in German and in a non-binding English translation without undue delay if and to the extent required under the laws of the Federal Republic of Germany, the United States or any other relevant jurisdiction. The published Takeover Offer is being made for the securities of a German company admitted to trading on the Frankfurt Stock Exchange and the Luxembourg Stock Exchange (Bourse de Luxembourg) and is subject to the disclosure requirements, rules and practices applicable to companies listed in the Federal Republic of Germany, which are different from those of the United States and other jurisdictions in certain material respects. This announcement has been prepared in accordance with German style and practice for the purposes of complying with the laws of the Federal Republic of Germany. The financial information relating to the Bidder and ProSieben included elsewhere, including in the Offer Document and the Offer Amendment, are prepared in accordance with provisions applicable in the Federal Republic of Germany and are not prepared in accordance with generally accepted accounting principles in the United States; therefore, it may not be comparable to financial information relating to United States companies or companies from other jurisdictions outside the Federal Republic of Germany. The Takeover Offer is made in the United States pursuant to Section 14(e) of, and Regulation 14E under, the Exchange Act (subject to certain exemptions therefrom), and otherwise in accordance with the requirements of the laws of the Federal Republic of Germany. Shareholders from the United States should note that ProSieben is not listed on a United States securities exchange, is not subject to the periodic requirements of the Exchange Act and is not required to, and does not, file any reports with the United States Securities and Exchange Commission.

Any contract entered into with the Bidder as a result of the acceptance of the Takeover Offer will be governed exclusively by and construed in accordance with the laws of the Federal Republic of Germany. It may be difficult for shareholders from the United States (or from elsewhere outside of Germany) to enforce certain rights and claims under United States federal securities laws (or other laws they are acquainted with) since the Bidder and ProSieben are located outside the United States (or the jurisdiction where the shareholder resides), and some or all of their respective officers and directors reside outside the United States (or the jurisdiction where the shareholder resides). Shareholders of P7 may not be able to sue a non-United States company or its officers or directors in a non-United States court for violations of United States securities laws. It also may be difficult to compel a non-United States company and its affiliates to subject themselves to a United States court's judgment.

To the extent that this document contains forward-looking statements, they are not statements of fact and are identified by the words "intend", "will" and similar expressions. These statements express the intentions, beliefs or current expectations and assumptions of the Bidder and the persons acting jointly with it. Such forward-looking statements are based on current plans, estimates and projections made by the Bidder and the persons acting jointly with it to the best of their knowledge but are not guarantees of future accuracy (this applies in particular to circumstances beyond the control of the Bidder or the persons acting jointly with it). Forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and are usually beyond the Bidder's control or the control of the persons acting jointly with it. It should be taken into account that actual results or consequences in the future may differ materially from those indicated or contained in the forward-looking statements. It cannot be ruled out that the Bidder and the persons acting jointly with it will in future change their intentions and estimates stated in documents or notifications or in the Offer Document or in the Offer Amendment.

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This publication is available on the internet

at: https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/

on: 7 August 2025

Cologno Monzese, Italy, 7 August 2025

MFE-MEDIAFOREUROPE N.V.